Beau Yanoshik

Partner

+1.202.373.6133

beau.yanoshik@morganlewis.com

via EDGAR Correspondence

August 28, 2024

Mr. Mark Cowan

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SSGA Active Trust (the “Registrant”); SEC File Nos. 333-173276 and 811-22542; Post-Effective Amendment No. 214 to the Registrant’s Registration Statement on Form N-1A (“Amendment No. 214”)

Dear Mr. Cowan:

This letter responds to comments you provided in a telephonic conversation with me on July 30, 2024, with respect to Amendment No. 214. Amendment No. 214 was filed on June 21, 2024, and included disclosure with respect to the SPDR SSGA US Equity Premium Income ETF (the “Fund”), a series of the Registrant, as set forth in the Prospectus and Statement of Additional Information filed as part of Amendment No. 214.

Summaries of the comments with respect to the Fund, and responses thereto on behalf of the Registrant, are provided below. All page references refer to the pages in Amendment No. 214. Capitalized terms not defined herein should be given the meaning provided in Amendment No. 214.

Prospectus:

1.

Comment: Please file on EDGAR a completed draft of the Fund’s fee table and example information and ensure the Fund’s ticker symbol and series and class IDs have been completed on EDGAR prior to effectiveness.

Response: The completed fee and example tables are included in Appendix A to this correspondence. The Registrant confirms the Fund’s ticker symbol and series and class IDs will be updated on EDGAR prior to effectiveness.

2.	Comment: The Staff notes the inclusion of “Growth Stock Risk” as a principal risk of the Fund. Please clarify in the principal investment strategy the characteristics used in selecting growth stocks.

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001

Response: The Registrant confirms the Fund currently does not consider “Growth Stock Risk” to be a principal risk. Accordingly, the “Growth Stock Risk” discussion has been removed.

3.

Comment: Please add disclosure to the “Fluctuation of Net Asset Value, Share Premiums and Discounts Risk” and “Valuation Risk” discussing the risk of widening bid-ask spreads. Please add similar disclosure with regards to the “Liquidity Risk” and “Authorized Participants, Market Makers and Liquidity Providers Concentration Risk” discussions included in Item 9.

Response: The Registrant believes the disclosure below, which is currently included in the “Costs of Buying and Selling Shares” discussion, addresses the risks of widening bid-ask spreads and, as a result, the Registrant has not revised the “Fluctuation of Net Asset Value, Share Premiums and Discounts Risk”, “Valuation Risk”, “Liquidity Risk” and “Authorized Participants, Market Makers and Liquidity Providers Concentration Risk” discussions as requested.

In addition, secondary market investors will also incur the cost of the difference between the price that an investor is willing to pay for Fund Shares (the “bid” price) and the price at which an investor is willing to sell Fund Shares (the “ask” price). This difference in bid and ask prices is often referred to as the “spread” or “bid/ask spread.” The bid/ask spread varies over time for Fund Shares based on trading volume and market liquidity, and is generally lower if Fund Shares have more trading volume and market liquidity and higher if Fund Shares have little trading volume and market liquidity. Further, increased market volatility may cause increased bid/ask spreads. Due to the costs of buying or selling Fund Shares, including bid/ask spreads, frequent trading of Fund Shares may significantly reduce investment results and an investment in Fund Shares may not be advisable for investors who anticipate regularly making small investments.

4.

Comment: The Staff notes the inclusion of “Portfolio Turnover Risk” in the “Principal Risks of Investing in the Fund” section. To the extent the Fund will engage in frequent trading of portfolio securities, please include corresponding disclosure in the Fund’s principal investment strategy.

Response: The Registrant has removed “Portfolio Turnover Risk” from the “Principal Risks of Investing in the Fund” section. Because the Fund will typically trade call options on a frequent basis, the Registrant has revised the “Call Writing Strategy Risk” as follows:

Call Writing Strategy Risk: The Fund’s use of call options involves speculation and can lead to losses because of adverse movements in the price or value of the underlying stock, index, or other asset, which may be magnified by certain features of the options. The Fund’s successful use of call options depends on the ability of the Adviser to forecast market movements correctly. For example, if the Fund were to write (sell) a call option on an index or security based on the Adviser’s expectation that the price of an index or security would fall, but the price were to rise instead, the Fund could be required to sell the underlying asset upon exercise at a price below the current market price. When selling a call option, the Fund will receive a premium; however, this premium may not be enough to offset a loss incurred by the Fund if the price of the underlying asset is above the strike price by an amount equal to or greater than the premium. The value of an option may be adversely affected if the market for the option becomes less liquid or smaller, and will be affected by changes in the value or yield of the option’s underlying asset, an increase in interest rates, a change in the actual or perceived volatility of the stock market or the underlying asset and the remaining time to expiration. Additionally, the value of an option does not increase or decrease at the same rate as the underlying asset(s). In addition, if the price of the underlying asset of an option is above the strike price of a written call, the value of the option, and consequently of the Fund, may decline significantly more than if the Fund invested directly in the underlying asset instead of using options. The Fund could experience a loss if its options do not perform as anticipated, or are not correlated with the performance of their underlying asset or if the Fund is unable to purchase or liquidate a position because of an illiquid secondary market. As an option on an underlying asset held by the Fund nears expiration, they are generally closed out and replaced by another option with a later expiration (commonly referred to as “rolling the option”). There is no assurance that the Fund will be able to roll the option or effect a different closing transaction at any particular time or at an acceptable price. The sale of call options by the Fund may create investment leverage. Frequent selling of call options may result in higher Fund expenses and may result in increased taxable distributions to investors, including potentially increased distributions that are taxable to individuals as ordinary income.

5.	Comment: Please identify supplementally the broad-based securities market index the Fund intends to use in the average annual total returns table.

Response: The Fund currently intends to use the S&P 500 Index as its broad-based securities market index.

6.	Comment: Please state that the portfolio managers listed are jointly and primarily responsible for the day-to-day management of the Fund.

Response: The Registrant believes the current disclosure is appropriate and consistent with Item 5 of Form N-1A, which states: “State the name, title, and length of service of the person or persons employed by or associated with the Fund or an investment adviser of the Fund who are primarily responsible for the day-to-day management of the Fund’s portfolio” (emphasis added).

7.

Comment: The Staff notes that the disclosure in the “Additional Strategies Information” section cross-references the “Fund Summary” for a more complete discussion. Item 9 disclosure should not cross reference to information included in the “Fund Summary” and instead should follow the layered approach contemplated by Form N-1A. The summary should be derived from the more detailed discussion of the principal strategies disclosed in Item 9. Please revise in accordance with the requirements of Item 4 and Item 9. See IM Guidance Update 2014-08.

Response: The Registrant believes the Fund’s current Item 4 disclosure provides an adequate and appropriate summary of the Fund’s principal investment strategy and therefore has not revised either the Item 4 or Item 9 disclosure. The Registrant notes that General Instruction 3(a) to Form N-1A states that “[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.” Therefore, consistent with Form N-1A instructions, the information is not repeated in response to Item 9 with respect to the Fund.

8.

Comment: With respect to the following disclosure in the “Lending of Securities” discussion in the “Non-Principal Strategies” section, investments of cash collateral should be limited to short-term, highly liquid investments. As a result, please remove references to asset-backed securities, mortgage-related securities and repurchase agreements.

To the extent the Fund receives cash collateral, as of the date of this Prospectus, the Adviser expects to invest such cash collateral in a fund managed by the Adviser that invests in: a broad range of money market instruments; certificates of deposit and time deposits of U.S. and foreign banks; commercial paper and other high quality obligations of U.S. or foreign companies; asset-backed securities; mortgage-related securities; repurchase agreements; and shares of money market funds.

Response: The Registrant believes the Fund’s investment of cash collateral as described in the sentence above is appropriate and, therefore, respectfully declines to remove the references to asset-backed securities, mortgage-related securities and repurchase agreements. As noted in the sentence above, the Fund will invest cash collateral received from securities lending activities in shares of a fund managed by the Adviser (the “underlying fund”). Shares of the underlying fund are primarily offered to, and held by, clients that participate in the State Street Bank and Trust Company securities lending program, and the underlying fund is used exclusively for the investment of cash received as collateral for securities loans. The underlying fund currently invests only in U.S. dollar-denominated, short-term, high quality debt obligations, including asset-backed securities, mortgage-related securities and repurchase agreements. The Registrant expects the shares of the underlying fund to be highly liquid.

9.	Comment: The Staff notes the inclusion of certain principal risks in Item 9 but not in Item 4. Please confirm the risks included in Item 4 are reconciled with principal risks included in Item 9.

Response: The Registrant believes the current disclosure is appropriate. The Registrant notes that certain risks included in Item 9 but not in Item 4 are intended to supplement and enhance Item 4 risk disclosure. For example, the “Counterparty Risk,” “Derivatives Risk” and “Leveraging Risk” discussions included in Item 9 are intended to supplement and enhance the “Call Writing Strategy Risk,” “FLEX Options” and “Futures Contract Risk” discussions in Item 4.

Statement of Additional Information:

10.	Comment: Please consider removing the “LIBOR Risk” discussion from the “Investment Policies” section.

Response: The Registrant has removed the “LIBOR Risk” discussion.

Proposed Principal Strategy and Risk Disclosure:

In addition to revisions made in response to comments above, the Registrant intends to add the following disclosure to “The Fund’s Principal Investment Strategy” section in the Prospectus in the 485(b) filing clarifying how the Fund will set strike prices for the call options it intends to write. The Registrant also plans to add the following risk disclosure to the principal risks sections in Items 4 and 9 to correspond to the newly added strategy disclosure.

Principal Strategy:

The Fund seeks to optimize the return from its use of call options by setting strike prices based on the Adviser’s view of the current levels of market risk. The Adviser assesses market risk utilizing a proprietary investor risk aversion signal that considers factors including, but not limited to, implied market volatility, risk asset demand and the spread between positive and negative market sentiment. The Fund seeks to sell options with a strike price close or equal to the value of the asset underlying the option in higher market risk environments and seeks to sell options with a strike price further above the current value of the asset underlying the option in lower market risk environments.

Principal Risk (Item 4):

Models and Data Risk: The Adviser utilizes proprietary quantitative analysis and model(s) when determining strike prices for the call options written by the Fund. There is a possibility that one or all of the model(s) may not function as intended, which may lead to substantial losses for the Fund. Among other risks of relying on a model and inputting data, data used in the construction of model(s) may prove to be inaccurate or stale, which may result in losses for the Fund.

Principal Risk (Item 9):

Models and Data Risk. The Adviser utilizes proprietary quantitative analysis and model(s) when determining strike prices for the call options written by the Fund. There is a possibility that one or all of the model(s) may not function as intended, which may lead to substantial losses for the Fund. Among other risks of relying on a model and inputting data, errors in data input, assumptions and/or the design of a model may occur from time to time and may not be identified and/or corrected by the Adviser for a significant period or at all, which may magnify the adverse effect on the Fund of any investment decisions made in reliance on the erroneous model results. Data used in the construction of model(s) may prove to be inaccurate or stale, which may result in losses for the Fund.

***************

Please do not hesitate to contact the undersigned at (202) 373-6133 if you have any questions concerning the foregoing.

Sincerely,

/s/ Beau Yanoshik
Beau Yanoshik

cc:	David Urman, Esq.

W. John McGuire, Esq.

Philip K.W. Smith, Esq.

Appendix A

FEES AND EXPENSES OF THE FUND

The table below describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund (“Fund Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment):

Management fees	0.25%
Distribution and service (12b-1) fees	None
Other expenses[1]	0.00%
Total annual Fund operating expenses	0.25%

[1]	“Other Expenses” are based on estimated amounts for the current fiscal year.

EXAMPLE:

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated, and then sell or hold all of your Fund Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Year 1	Year 3
$26	$80